February 14, 2006


Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

	Re:	China Mobility Solutions, Inc.
Registration Statement on Form SB-2 as amended
File No. 333-128323

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-26559

Dear Ms. Du:

      We have reviewed your response letter dated January 30, 2006 and have the following additional comments. Please respond to our comments regarding your Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004, as amended

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-6

Note 3 - Acquisition of Quicknet, page F-11

1. We have considered your response to prior comment number 1 from our letter dated January 12, 2006. Your response indicates, in part, that you indirectly owned a 51% interest in Quicknet through Beijing
Shiji Rong Chuang Technology Development Corp. (the Local
Enterprise).

We understand that the Local Enterprise owns a 51% interest in Quicknet, consisting of the "subsequent" 49% interest and the "remaining" 2% interest. However, based on our understanding, it appears that you do not, in fact, own the Local Enterprise. Rather, we understand that, through proxy and related arrangements, you control the Local Enterprise. In view of this, it appears that you should revise your disclosure to clearly identify the portion of Quicknet you own and the portion you control through your arrangements with the Local Enterprise. In addition, you should clearly disclose your basis for concluding that you control the Local
Enterprise. In this regard, provide a description of the arrangements that provide the basis for your control.

	Form 8-K dated January 31, 2006

2. We note that you filed a registration statement on Form S-8 in November 2005. Explain to us how the filing of this registration statement impacted the holders of the debentures and warrants under the terms of the relevant agreements, including the debenture purchase and warrant agreement, the debentures agreement, the warrant agreements, and the registration rights agreements.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at
(202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at
(202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,


      Brad Skinner
      Accounting Branch Chief


cc:	Via Facsimile (212) 451-2999
	Mr. Elliot Lutzker, Esq.
	Robinson & Cole LLP
	Telephone: (212) 451-2900


Ms. Angela Du
China Mobility Solutions, Inc.
February 14, 2006
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